

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2012

Via E-mail
Mr. Kagemasa Kozuki
Representative Director, Chairman
Konami Corporation
7-2, Akasaka 9-chome
Minato-ku, Tokyo 107-8323
Japan

Re: Konami Corporation
Form 20-F for the Fiscal Year Ended March 31, 2012
Filed July 25, 2012
File No. 001-31452

Dear Mr. Kozuki:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

Item A. Operating Results

Results of Operations

Comparison of Fiscal 2012 with Fiscal 2011, page 75

1. Product sales revenue declined 16% during the last three fiscal years, while service and other revenue increased 32%. For the six months ended September 30, 2012, product sales revenue decreased 26% compared to the same period in 2011, and service and other revenue accounted for the majority of total net revenues for what appears to be the first time. Please tell us how you considered highlighting this potentially significant revenue trend and discussing the contributing business and market conditions. See Item 5.D of

Form 20-F and for guidance, refer to Section III.B of SEC Release No. 33-6835 (May 18, 1989).

2.   Please provide us with a breakdown of your Digital Entertainment Segment revenue for Fiscal 2011 and 2012 for the five businesses including: social content, consumer games, e-Amusement, card games and other. As part of your response, please tell us what consideration you gave to providing this quantitative disclosure and a discussion of changes in these businesses in your results of operations discussion.

Item 18. Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Business and Organization, Basis of Presentation and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-15

3.   It would appear based on your disclosure on page 68 that you continue to provide mobile games. We further note your disclosure on page F-16 of your Form 20-F for the year ended March 31, 2011 that revenue from mobile game content is derived from monthly subscription fees; however, the policy in your current Form 20-F does not refer to such arrangements. Please tell us if you no longer enter into arrangements where mobile game revenue is derived from subscription fees. To the extent that any mobile game revenue has been recognized under subscription fee arrangements for any years presented, please tell us what consideration you gave to continuing to disclose the accounting policies for these arrangements.

4.   Your disclosure indicates that you provide social game content through certain social game platform providers and that this revenue is recognized net. Please tell us more about the terms of the arrangements with the social platforms. Explain the process a player must follow to obtain a virtual good from the social platform. Also, please tell us how you determined that net reporting was appropriate and refer to each of the factors outlined in ASC 605-45-45 or provide the specific accounting guidance that you relied upon in accounting for virtual goods on a net basis.

5.   Please tell us how you determine the consumption dates for your consumable virtual goods and how you are able to differentiate revenue attributable to durable virtual goods from consumable virtual goods. Please explain how you determine the estimated average playing period for your durable virtual goods and tell us how you considered periods of inactivity in determining these periods. As part of your response, please tell us how you have sufficient historical experience to determine these periods, considering it appears that you started entering into these arrangements during the year ended March 31, 2012. Finally, please tell us what consideration you gave to disclosing the factors considered

when determining the average playing period.

Note 15. Severance and Retirement Plans, page F-38

6.   We note your disclosures on page F-39 that certain of your domestic subsidiaries
        terminated existing defined benefit plans and transitioned to new defined contribution
        plans and that this change was accounted for as a settlement. Please tell us how you
        determined that a settlement had occurred considering the benefit obligation will be
        settled by you over an eight year period. We refer you to the definition of settlement in
        ASC 715-30-20 and the guidance in ASC 715-30-15-6(a)(1) and ASC 715-30-35-78. As
        part of your response, tell us how you are relieved of the primary responsibility for the
        benefit obligation and the significant risks related to the obligation and the assets used to
        effect the settlement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Christine Davis,
Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the
financial statements and related matters. If you have any other questions, please contact Ryan
Houseal, Staff Attorney, at (202) 551-3105, or Evan Jacobson, Staff Attorney, at (202)-551-
3428. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

                                                Sincerely,

                                                /s/ Kathleen Collins

                                                Kathleen Collins
                                                Accounting Branch Chief